FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Notice of ceasing to be a Substantial Holder"

Released: 5 February 2009

Pages: 8
(including this page)

09045601

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 3/25

FORM 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a Substantial Holder

To: Fosters Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder ceased to be a substantial holder on	30/01/2009
The previous notice was given to the company on	29/12/2008
The previous notice was dated	22/12/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Capital 121 Pty Ltd	Level 7, 48 Martin Place, Sydney NSW 2000

Signature

....

John Damien Hatton – Company Secretary

Dated the 4 day of February 2009.

Annexure A

This is the annexure mark A referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2009

____

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited	ASB Capital Limited
ASB Capital No.2 Limited	ASB Group (Life) Limited
ASB Holdings Limited	Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)	Burdekin Investments Limited
CBA (Delaware) Finance Incorporated	CBA (Europe) Finance Limited
CBA Asia Limited	CBA Capital Trust 1
CBA Capital Trust II	CBA Funding (NZ) Limited
CBA Funding Trust 1	CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited	CBA USD Funding Limited
CBCL Australia Limited	CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)	CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited	Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)	Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)	Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)	Colonial First State Group Limited (ACN 004 405 556)
nial First State Investments (NZ) Limited	Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)	Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust	Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited	CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l	CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)	Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)	Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)	CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)	Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited	D Compartment ABI Lux Co
eCommlegal Pty Ltd	Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC	First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)	First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)	FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)	Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)	GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)	GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)	Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)	IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)	Kiwi Income Properties Limited
Kiwi Property Management Limited	Lily Pty Ltd(ACN 124 503 117)
No 3 Pty Ltd(ACN 118 488 234)	Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)	Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G	Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G	Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P	Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G	Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)	National Bank of Fiji Limited
Newport Limited	Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited	PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)	Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)	PT Astra CMG Life
PT Bank Commonwealth	Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust	Series 2002-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)	SHIELD Series 21
SHIELD Series 50	Sovereign Group Limited
Sovereign Limited	Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited	

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 605, Notice of ceasing to be a Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 30/01/2009

____

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
23 Dec 2008	Citicorp Nominees Pty Limited	BUY	15304	83279
30 Dec 2008	Citicorp Nominees Pty Limited	BUY	18612	101899
07 Jan 2009	Citicorp Nominees Pty Limited	BUY	16306	86532
14 Jan 2009	Citicorp Nominees Pty Limited	BUY	14612	77941
19 Jan 2009	Citicorp Nominees Pty Limited	BUY	32032	169989
21 Jan 2009	Citicorp Nominees Pty Limited	BUY	36034	190766
23 Jan 2009	Citicorp Nominees Pty Limited	BUY	20608	110027
28 Jan 2009	Citicorp Nominees Pty Limited	BUY	235	1246
28 Jan 2009	Citicorp Nominees Pty Limited	BUY	63828	338681
[illegible] Jan 2009	Citicorp Nominees Pty Limited	BUY	70493	375509
Total			**288064**	**1535869**

Entity Total			**288064**	**1535869**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-18155	-97349
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-4488	-23906
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-14771	-77900
Total			**-37414**	**-199155**

Date	Registered Company	Transaction type	Quantity	Consideration
06 Jan 2009	National Nominees Limited	BUY	2152	11411
13 Jan 2009	National Nominees Limited	BUY	2071	11104
Total			**4223**	**22515**

Entity Total			**-33191**	**-176640**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Dec 2008	Citicorp Nominees Pty Limited	BUY	3234	17598
30 Dec 2008	Citicorp Nominees Pty Limited	BUY	7504	41084
05 Jan 2009	Citicorp Nominees Pty Limited	BUY	6754	35561
08 Jan 2009	Citicorp Nominees Pty Limited	BUY	50111	258613
08 Jan 2009	Citicorp Nominees Pty Limited	BUY	76016	392252
08 Jan 2009	Citicorp Nominees Pty Limited	SELL	-6128	-31852
09 Jan 2009	Citicorp Nominees Pty Limited	BUY	23627	124566
09 Jan 2009	Citicorp Nominees Pty Limited	BUY	41730	220038
12 Jan 2009	Citicorp Nominees Pty Limited	BUY	46508	251367
13 Jan 2009	Citicorp Nominees Pty Limited	BUY	5180	27626
13 Jan 2009	Citicorp Nominees Pty Limited	BUY	24753	133852
13 Jan 2009	Citicorp Nominees Pty Limited	BUY	42474	227900
13 Jan 2009	Citicorp Nominees Pty Limited	SELL	-85000	-453146
14 Jan 2009	Citicorp Nominees Pty Limited	BUY	12993	69305

14 Jan 2009	Citicorp Nominees Pty Limited	BUY	24327	128371
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	18585	97232
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	40056	209586
20 Jan 2009	Citicorp Nominees Pty Limited	BUY	42134	220809
21 Jan 2009	Citicorp Nominees Pty Limited	BUY	17934	94943
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-4348	-23465
23 Jan 2009	Citicorp Nominees Pty Limited	BUY	9933	53033
23 Jan 2009	Citicorp Nominees Pty Limited	BUY	17689	94536
23 Jan 2009	Citicorp Nominees Pty Limited	BUY	175044	939037
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-91124	-487674
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-46985	-250983
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-5041	-26824
27 Jan 2009	Citicorp Nominees Pty Limited	BUY	19656	105489
27 Jan 2009	Citicorp Nominees Pty Limited	SELL	-6610	-35639
28 Jan 2009	Citicorp Nominees Pty Limited	BUY	112	594
28 Jan 2009	Citicorp Nominees Pty Limited	BUY	30551	162108
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	31664	168671
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	58007	310108
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	142393	759526
29 Jan 2009	Citicorp Nominees Pty Limited	SELL	-28504	-152262
[illegible] Jan 2009	Citicorp Nominees Pty Limited	BUY	10740	58748
[illegible] Jan 2009	Citicorp Nominees Pty Limited	BUY	10920	59798
30 Jan 2009	Citicorp Nominees Pty Limited	BUY	65423	358061
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-50000	-270807
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-50000	-270807
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-27434	-147916
Total			**654878**	**3469037**
Entity Total			**654878**	**3469037**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
23 Dec 2008	Citicorp Nominees Pty Limited	SELL	-47565	-258845
29 Dec 2008	Citicorp Nominees Pty Limited	SELL	-41432	-223217
02 Jan 2009	Citicorp Nominees Pty Limited	BUY	129370	701439
07 Jan 2009	Citicorp Nominees Pty Limited	SELL	-28179	-148617
[illegible] Jan 2009	Citicorp Nominees Pty Limited	SELL	-3266	-16673
19 Jan 2009	Citicorp Nominees Pty Limited	BUY	600	3187
19 Jan 2009	Citicorp Nominees Pty Limited	SELL	-1510	-7994
20 Jan 2009	Citicorp Nominees Pty Limited	BUY	3100	16283
22 Jan 2009	Citicorp Nominees Pty Limited	BUY	2907	15588
22 Jan 2009	Citicorp Nominees Pty Limited	BUY	35405	189845
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-50484	-271551
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-10417	-55857
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-7322	-39261
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-2574	-13711
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-2418	-12966
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-1810	-9641
22 Jan 2009	Citicorp Nominees Pty Limited	SELL	-598	-3185
27 Jan 2009	Citicorp Nominees Pty Limited	SELL	-1000	-5338
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-38497	-203027
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-36100	-190386
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-9777	-51562
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-8907	-46974
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-5983	-31553
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-2956	-15590
28 Jan 2009	Citicorp Nominees Pty Limited	SELL	-946	-4989
Total			**-130359**	**-684595**

Entity Total			**-130359**	**-684595**

Capital 121 Pty Ltd

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
31 Dec 2008	ANZ Custodian Services Limited	BUY	348	1891
02 Jan 2009	ANZ Custodian Services Limited	BUY	100	536
05 Jan 2009	ANZ Custodian Services Limited	BUY	100	526
05 Jan 2009	ANZ Custodian Services Limited	BUY	2800	14738
05 Jan 2009	ANZ Custodian Services Limited	BUY	5500	28955
08 Jan 2009	ANZ Custodian Services Limited	BUY	155	797
08 Jan 2009	ANZ Custodian Services Limited	BUY	6645	34176
08 Jan 2009	ANZ Custodian Services Limited	BUY	11400	58632
23 Jan 2009	ANZ Custodian Services Limited	SELL	-39300	-210532
23 Jan 2009	ANZ Custodian Services Limited	SELL	-20500	-109598
27 Jan 2009	ANZ Custodian Services Limited	SELL	-50000	-269308
30 Jan 2009	ANZ Custodian Services Limited	SELL	-100000	-538846
30 Jan 2009	ANZ Custodian Services Limited	SELL	-18000	-97019
30 Jan 2009	ANZ Custodian Services Limited	SELL	-14600	-78671
Total			**-215352**	**-1163723**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
05 Jan 2009	BNP Paribas Securities	BUY	5200	27370
05 Jan 2009	BNP Paribas Securities	BUY	10400	54750
08 Jan 2009	BNP Paribas Securities	BUY	12300	63261
23 Jan 2009	BNP Paribas Securities	SELL	-38400	-205297
27 Jan 2009	BNP Paribas Securities	SELL	-50000	-269308
30 Jan 2009	BNP Paribas Securities	SELL	-33600	-181102
Total			**-94100**	**-510326**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
23 Dec 2008	Citicorp Nominees Pty Limited	SELL	-100000	-542606
05 Jan 2009	Citicorp Nominees Pty Limited	BUY	29600	155798
05 Jan 2009	Citicorp Nominees Pty Limited	BUY	59400	312709
08 Jan 2009	Citicorp Nominees Pty Limited	BUY	27300	140408
08 Jan 2009	Citicorp Nominees Pty Limited	BUY	70000	360020
[illegible] Jan 2009	Citicorp Nominees Pty Limited	SELL	-156221	-829534
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-213200	-1139824
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-84500	-451759
27 Jan 2009	Citicorp Nominees Pty Limited	SELL	-100000	-538616
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-186800	-1006843
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-59400	-320074
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-50000	-268311
Total			**-763821**	**-4128632**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	1700	8948
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	3400	17899
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	4100	21580
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	4700	24738
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	7600	40002
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	8200	43169
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	9400	49486
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	10700	56319
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	15200	80020
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	21300	112133
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	24600	129481
05 Jan 2009	JP Morgan Nominees Australia Limited	BUY	49100	258485

06 Jan 2009	JP Morgan Nominees Australia Limited	BUY	200000	1055698
07 Jan 2009	JP Morgan Nominees Australia Limited	BUY	60500	318439
07 Jan 2009	JP Morgan Nominees Australia Limited	BUY	100000	526345
07 Jan 2009	JP Morgan Nominees Australia Limited	BUY	139500	734252
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	4100	21087
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	9600	49374
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	11100	57089
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	18000	92577
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	24800	127550
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	25200	129607
08 Jan 2009	JP Morgan Nominees Australia Limited	BUY	58100	298817
20 Jan 2009	JP Morgan Nominees Australia Limited	BUY	70000	365635
20 Jan 2009	JP Morgan Nominees Australia Limited	BUY	100000	522335
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-200200	-1072479
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-181800	-971951
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-86200	-460848
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-85500	-458027
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-56300	-300995
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-34800	-186050
23 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-30100	-160923
2[illegible] Jan 2009	JP Morgan Nominees Australia Limited	SELL	-12700	-67898
[illegible] Jan 2009	JP Morgan Nominees Australia Limited	SELL	-50000	-269308
29 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-151000	-804274
29 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-46700	-248739
29 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-28900	-153931
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-250000	-1347114
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-159700	-860775
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-129600	-698344
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-75900	-409097
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-49400	-266264
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-30600	-164933
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-26400	-142295
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-21400	-115313
30 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-11100	-59828
Total			**-737400**	**-4078321**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
05 Jan 2009	National Nominees Limited	BUY	5200	27370
[illegible] Jan 2009	National Nominees Limited	BUY	10400	54750
08 Jan 2009	National Nominees Limited	BUY	12300	63261
20 Jan 2009	National Nominees Limited	BUY	30000	156701
23 Jan 2009	National Nominees Limited	SELL	-38300	-204762
27 Jan 2009	National Nominees Limited	SELL	-50000	-269308
30 Jan 2009	National Nominees Limited	SELL	-33700	-181641
Total			**-64100**	**-353629**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
05 Jan 2009	State Street Australia Limited	BUY	3800	20001
05 Jan 2009	State Street Australia Limited	BUY	7600	40010
08 Jan 2009	State Street Australia Limited	BUY	9000	46288
23 Jan 2009	State Street Australia Limited	SELL	-28200	-150765
29 Jan 2009	State Street Australia Limited	SELL	-23400	-124636
30 Jan 2009	State Street Australia Limited	SELL	-24800	-133671
Total			**-56000**	**-302773**

Entity Total			**-1930773**	**-10537404**
Grand Total			**-1151381**	**-6393737**

End of Annexure B